Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cadi, Inc.
2032 Convent Place
Nashville, TN 37212
www.cadikiosk.com

Up to $3,518,508.00 in Class B Common Stock at $1.40
Minimum Target Amount: $9,998.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Cadi, Inc.
Address: 2032 Convent Place, Nashville, TN 37212
State of Incorporation: DE
Date Incorporated: June 27, 2016

Terms:

Equity

Offering Minimum: $9,998.80 | 7,142 shares of Class B Common Stock
Offering Maximum: $3,518,508.00 | 2,513,220 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.40
Minimum Investment Amount (per investor): $249.20

<u>Investment Incentives*</u>

<u>Early Bird</u>

Cadi Community, Investors, and VIPs - First 15 days | 25% bonus shares

Super Early Bird - Next 21 days | 10% bonus shares

Early Bird Bonus - Next 21 days | 5% bonus shares

<u>Volume</u>

Tier 1 perk ($500+) - Join the team: Receive a $25 Gift card to Cadi's Merch Store. Welcome to Cadi.

Tier 2 perk ($1,000+) - Cadi Champions Member: $50 gift card in Cadi's merch plus a one-year subscription to Cadi Premium membership (valued at an estimated $240).

Tier 3 perk ($6,000+) - FREE 2022 Driver from any top Brand available on the Cadi marketplace. The perk will be redeemed on Cadi new Marketplace. Includes a Cadi premium membership and all perks associated with that membership level. Driver credit will be applied at the close of the current campaign for the Cadi Marketplace.

Tier 4 perk ($12,500+) - 5% bonus shares + FULL ACCESS Golf Weekend in San Diego with the Cadi Founders. Cadi will host you and a partner to Carlsbad, CA to Cadi's Headquarters. Meet the Cadi team, firsthand experience Cadi's prototype kiosk, warehousing technology, and other projects the team is working on. Stay in San Diego and play the best championship courses in San Diego. Enjoy quality time with the Cadi team and other members of the Cadi community. PERK includes a one-night stay near Cadi headquarters and a $250 Southwest gift Card towards airfare.

Perk 5: Golf with PGA Golfer Paul Casey plus 20% BONUS SHARES. Invest $25,000 or

more and you will be invited to join Matt and Tyler in Scottsdale, AZ for a lesson and round of golf with PGA Professional Paul Casey. Included in the cost is $500 airfare credit, a one-night hotel stay, and round of golf. This event is scheduled to occur before 12/31/22. You will have the option to choose between perk 4 and perk 5 if you choose. This also includes everything listed in PERK 2.

Perk 6 -- EVEN MORE BONUS SHARES. Increased Bonus Shares. Invest $50,000 or more and receive 30% bonus shares. This is not common for companies to offer this big of an incentive. Additionally, you will be invited to choose between Cadi PERK 3 or PERK 4. This also includes everything listed in PERK 2.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Cadi, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.40 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $140. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Cadi, Inc. is a new autonomous retail channel that is revolutionizing the way golfers buy and sell golf products. Cadi is leading the digital transformation by combining proprietary kiosk technology and an eCommerce marketplace to create a fully connected, personalized shopping experience. Cadi focuses on the on-course “try before you buy” experience developing technology that ensures golfers find the

perfect products to improve their game. Whether you shop through our mobile marketplace or Cadi kiosk, Cadi offers convenience, ease of use, and game-changing service.

Cadi, Inc. was initially organized as NeoCaddie, Inc. as a Delaware corporation on Jun. 27, 2016 and changed its name to Cadi, Inc. on Nov. 10, 2020.

Competitors and Industry

Cadi is developing autonomous retail technology focused on selling golf products. Cadi's competition is from traditional retail channels. Most golf equipment today is still sold through brick and mortar golf stores such as Dick's Sporting Goods, Golf Galaxy, PGA superstore, and Worldwide golf locations. E-commerce has been growing quickly with companies such as eBay and Global Golf. There are other niche retail channels such as Club Champion, a high-end custom fitting, and traditional on-course demo days managed by the golf equipment manufacturers. Currently, there are no other autonomous retail companies looking to replicate our technology and disrupt the traditional channels.

The global market for golf equipment estimated at $8.5 billion in 2020 and is projected to reach $9.3 billion by 2026, growing at a CAGR of 1.4% over the analysis period. (Source: Global Industry Analysts)

Current Stage and Roadmap

Cadi is pre-revenue although has amassed $1.5 million in sales to date. Cadi's first revenues were $12,000 in 2018, followed by approximately $350,000 in 2019 and $727,000 in 2020. In 2021, Cadi has done over $408,000. Cadi has done $1.5 million in sales dating from May 2019 to November 2021. Cadi launched in June of 2016. The first year of business was market testing, business development, and fundraising. In 2017, Cadi completed a fundraising round that led to the development phase of the Cadi prototype. Cadi completed their prototype in December of 2018 and spent the majority of 2019 testing the prototype in the markets of Florida and California. Cadi has begun development on the V2 prototype but has yet to be released into the market. Cadi requires additional software and e-commerce development before scaling. We project that 12 months after the close of this round, Cadi will be ready to launch its connected retail platform. At that time, we will increase marketing and sales. Currently, Cadi has two kiosks ready to deploy onto the golf course and an e-commerce channel. There are currently not any kiosks in the market right now.

The Team

Officers and Directors

Name: Tyler Gottstein

Tyler Gottstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Director
  Dates of Service: June 28, 2016 - Present
  Responsibilities: Tyler manages all leadership of the company and its vision. Tyler received a salary of $30,000 in 2021.

Other business experience in the past three years:

- **Employer:** Ty Gotti LLC
  Title: Owner
  Dates of Service: February 16, 2016 - Present
  Responsibilities: Oversee property manager

Name: Matt Ahrens

Matt Ahrens's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: January 21, 2017 - Present
  Responsibilities: Head of operations and logistics. Matt received a salary of $45,000 in 2021.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Cadi, Inc. (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the

other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $3.5M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth

plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational Cadi Kiosk or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best

interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Cadi platform. Delays or cost overruns in the development of our Cadi Platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes

happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Cadi was formed on June 27, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cadi has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that Cadi is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be

profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Cadi or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Cadi could harm our reputation and materially negatively impact our financial condition and business.

The use of Crypto technology and potential investment into crypto tokens and blockchain technology is possible and being considered for Cadi's technology stake. This will include storing capital in these emerging markets.

Crypto assets are volatile. The entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tyler Gottstein	7,500,000	Class A Common Stock	68.63%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,513,220 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 40,000,000 with a total of 25,942,578 outstanding.

Voting Rights

Except as otherwise required by law or this Certificate of Incorporation, the holders of the Class A Common Stock shall possess exclusively all voting power, and each holder of Class A Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

Material Rights

The total amount outstanding includes 10,060,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 3,545,000 shares to be issued pursuant to stock options, reserved but unissued.

<u>Dividends</u>

The holders of the Class A Common Stock and the holders of the Class B Common Stock shall be entitled to receive, on a pari passu basis, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Class A Common Stock or rights to acquire Class A Common Stock, the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to

acquire shares of Class A Common Stock, as the case may be.

Liquidation Rights

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per-share basis, in all assets of the Corporation of whatever kind available for distribution.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 4,051,916 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Class B Common Stock operates on a pari passu basis with Class A Common Stock for Dividend Rights and Liquidation Rights as outlined above. Please also refer to our Articles of Incorporation attached as Exhibit F to this offering.

Mandatory Conversion

Effective upon the earlier of: (a) the closing of the sale of shares of Class A Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (a "Qualified IPO"); or (b) a date specified by vote or written consent of the holders of a majority of the then outstanding shares of Class A Common Stock (voting together as a single class), each one (1) share of the Class B Common Stock, whether issued and outstanding or held by the Corporation as treasury stock, shall automatically be converted into one (1) share of Class A Common Stock and such shares of Class B Common Stock may not be reissued by the Corporation (the date of closing of such Qualified IPO is referred to herein as the "Mandatory Conversion Date").

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other

words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $255,000.00
  Use of proceeds: Research & Development, Product Development, Legal Filings, and Market Testing.
  Date: September 01, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,481,490.86
  Number of Securities Sold: 3,500,008
  Use of proceeds: Research & Development, Operations, Working Capital, Marketing, & Company Employment
  Date: July 30, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020, compared to the year ended December 31, 2019

Revenue

2020 saw the entire economy flip upside with the closures caused by the Covid-19 pandemic. Like most businesses, Q1 and Q2 were filled with challenges. Cadi raised to the occasion capitalizing on opportunities that lead to $726,891 in total revenue in 2020, up from $349,595 in 2019. Cadi recognized the growth in crowdfunding and an increase of legitimate investors and high potential start-ups. Cadi launched a crowdfunding campaign. Cadi received validation from over 1,600 investors with two-thirds of them being passionate golfers.

Cost of Sales

The cost of sales in 2020 was $472,060, an increase from $229,879 in 2019. The majority of COGS were from inventory, advertising, and warehousing. Cadi hired an additional advertising agency.

Gross Margins

Cadi's 2020 gross profit was $254,832. Similar to 2019, this was higher than anticipated. The Covid-19 pandemic led to an increase in golf interest with a low supply of golf products with low demand. We took advantage by increasing sales with higher margin.

Expenses

Cadi's total operating expenses were $233,094 in 2020 consisting of, among other things, sales, advertising and fundraising, general & administrative, marketing, and

consulting services. Expenses in 2020 increased by $97,489 from 2019. This increase is from sales growth and implementing new fundraising strategies. Cadi assumed some emergency costs related to the 2020 Covid-19 pandemic. We increased advertising spending and consulting services to support the crowdfunding round. Cadi hired two new agencies to develop, create, and implement content. Cadi focused on content creation to tell the founding story and vision of Cadi.

Historical results and cash flows:

Historical cash flows will not be indicative of the revenue and cash flows expected in the future. Past cash was raised through Cadi's seed rounds of 2017 and 2018. Our biggest expense was the development of the prototype kiosk. R&D will continue to be a large expense as we build out more technology, particularly e-commerce and inventory software. That cost will be supplemented by this fundraising campaign and growing sales revenue. Cadi anticipates that we will increase monthly admin expenses by adding several new employees to the management team. We also have cash tied up in inventory that is usually paid up front. Moving forward, we believe that we will be able to utilize inventory loans and purchasing terms to help free up cash. Soon, Cadi will launch new technology and markets to shift focus to sales and acquisitions. Cadi will need to generate additional cash and address what type of investor is best.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cadi utilizes a business credit card with 0% APR intro rates from Bank of America. It is used to purchase inventory and will be paid at the end of the introductory rate term. Cadi uses a business credit card from Chase Bank with a limit of $0. It has a monthly balance of $18,000. Cadi has a business loan from the US Small Business Administration. It currently has a balance of $104,000, but $0 has been utilized. Cadi had $590,000 of cash on hand in their bank accounts as of December 1, 2021.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from this campaign will help grow the business but are not crucial. Without any funding, Cadi would continue to grow at the current rate. Funds from this campaign will be important to speeding up the development of technology and building the infrastructure of the company. Cadi has the opportunity to grow current sales channels.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Current funds will increase the company's viability but are not necessary. Without additional funds, there is a higher risk of not accomplishing the company's vision and not gaining market share.

Of the total funds that our Company has, 86% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal of $3.5M.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Cadi will continue operating unaffected if it raises the minimum.

How long will you be able to operate the company if you raise your maximum funding goal?

Cadi will have a runway of 18-24 months without attributing sales revenues if the company raises the maximum funding goal. This is based on a current monthly burn rate of $24,539 for expenses related to salaries, admin, R&D, and advertising.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

None

Indebtedness

- **Creditor:** US Small Business Administration
  Amount Owed: $104,800.00
  Interest Rate: 3.75%
  Maturity Date: June 01, 2050

- **Creditor:** SchoolFirst FCU- Auto Loan
  Amount Owed: $14,773.00
  Interest Rate: 3.44%
  Maturity Date: November 02, 2025

- **Creditor:** Accounts and Credit Card Payable
  Amount Owed: $14,612.00
  Interest Rate: 0.0%
  Maturity Date: May 02, 2022

Related Party Transactions

Valuation

Pre-Money Valuation: $41,992,291.60

Valuation Details:

Cadi, Inc. determined its valuation based on an analysis of the following factors:

• Cadi believes it has developed warehousing and logistics technology that is unmatched in the sporting goods segment.

• Cadi's digital marketplace is in progress boosting innovative curation and community features.

• Cadi grew the management team and made strategic partnerships by hiring Head of Design, CTO advisor, software development team, warehouse/software consulting firm, and PGA tour brand ambassadors.

• Cadi has addressed market opportunities with a unique retail technology platform with over 7,500 total customers and approximately $1.5 million in revenue.

• Unlike competitors, Cadi has patent-pending technology and copywrites that can have the potential to exclude competition. Cadi also has a first-mover advantage.

• Cadi has grown revenue while demonstrating market fit. Strong relationships with key partners have led to over 63 letters of intent from golf courses.

• Cadi has an experienced management team compiled of experts in automation and golf. This team includes early team members in Redbox and Outerwall. Cadi's valuation is in line with the other comparable companies at our given business stage.

• Cadi executive team and advisors have the experience, industry-specific business insights, and developed industry connections that are fit to achieve accelerated growth.

• Cadi is determined to solve challenges in the sporting goods industry and deliver a game-changing customer experience.

• In our market comparison model, we use valuations of similar staged companies in retail technology and autonomous kiosk technology spaces, according to resources such as pitchbook, Crunchbase, and StartEngine. Due to our unique technology offering, we do not have any direct comparisons. However, Cadi analyzed their Try before you buy business partner, BlackCart, and their most recent fundraiser, including their $50.4M valuations. BlackCart has a business stage with similar revenues and company size. In addition, innovative companies, like Aquipor, are currently raising at similar valuations on the Start Engine platform and pre-market release.

The Company set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options are exercised and any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.80 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  Strategic planning for initial golf market. Add team members for sales and increase inventory.

If we raise the over allotment amount of $3,518,508.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  20.0%
  Cadi will advance Cadi's e-commerce platform, warehouse/inventory technology advancements while beginning the next phase of development on Cadi kiosk.

- *Operations*
  33.0%
  Strategic planning and execution of Cadi's digital marketplace launch. Add team members for marketing, warehousing, kiosk development, inventory management, and golf course logistics. Increase Cadi's inventory sources and increase effectiveness.

- *Working Capital*
  5.0%
  Capital to cover legal expenses and fundraising costs.

- *Marketing*
  15.0%
  Funds to continue the momentum by converting almost all investors into customers of Cadi. Grow the different channels of the Cadi business. Launch the MVP marketplace and gain traction in the golf industry.

- *Company Employment*
  23.5%
  Add to Cadi's management team by hiring a lead developer to advance Cadi's

technical vision. Add the infrastructure to allow Cadi to Scale, both with e-commerce and new markets with Cadi Kiosk. Hire to the team to lead the marketing and advertising team.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.cadikiosk.com (www.cadikiosk.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cadi

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cadi, Inc.

[See attached]

CADI, INC.

Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

April 21, 2021

To: Board of Directors, Cadi, Inc.

Re: YE 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of Cadi, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and its cash flows for the calendar year periods ended December 31, 2020 and 2019 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group, LLC
Aurora, Colorado

CADI, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS	**2020**	**2019**
Current Assets		
Cash and cash equivalents	$ 128,914	$ 71,675
Inventory	58,188	15,098
Total current assets	187,102	86,773
Fixed assets, net of accumulated depreciation	141,895	157,321
Total Assets	$ 328,997	$ 244,094
LIABILITIES AND OWNERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 37,820	$ 84,500
Loan payable	107,700	0
Total Current Liabilities	145,520	84,500
Notes payable, long-term	17,016	20,316
Note payable, related party	20,000	20,000
Convertible notes payable	255,000	255,000
Accrued interest payable	20,938	20,938
Total Liabilities	458,474	400,754
OWNERS' EQUITY		
Common Stock (19,290,000 and 19,290,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	0	0
Retained earnings	(129,477)	(135,722)
Total Owners' Equity	(129,477)	(135,722)
Total Liabilities and Owners' Equity	$ 328,997	$ 244,094

CADI, INC.
STATEMENT OF OPERATIONS
For Years Ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues, net	$ 726,891	$ 349,595
Less: Cost of goods sold	472,060	229,879
Gross profit	254,832	119,715
Operating expenses		
Selling, general and administrative	194,547	103,838
Marketing and advertising	38,547	31,767
Total operating expenses	233,094	135,605
Net Operating Income (Loss)	21,738	(15,890)
Depreciation expense	15,426	15,426
Interest expense	68	331
Tax provision (benefit)	0	0
Net Income (Loss)	$ 6,244	$ (31,647)

CADI, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For Years Ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Retained Earnings	Total Shareholders' Equity
	# Shares	$		
Balance as of January 1, 2019	19,290,000	$ 0	$ (104,074)	$ (104,074)
Net income (loss)			(31,647)	(31,647)
Balance as of December 31, 2019	19,290,000	$ 0	$ (135,721)	$ (135,721)
Net income (loss)			6,244	6,244
Balance as of December 31, 2020	19,290,000	$ 0	$ (129,477)	$ (129,477)

CADI, INC.
STATEMENT OF CASH FLOWS
For Years Ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Operating Activities		
Net Income (Loss)	$ 6,244	$ (31,647)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add back: Depreciation	15,426	15,426
Changes in operating asset and liabilities:		
(Increase) Decrease in inventory	(43,090)	3,471
Increase (Decrease) in accounts payable	(25,742)	53,608
Net cash used in operating activities	(47,162)	(53,299)
Investing Activities		
Acquisition of fixed assets	0	(79,443)
Net cash used in operating activities	0	(79,443)
Financing Activities		
Proceeds (repayment) of vehicle loan	(3,300)	20,316
Proceeds from loan payable	107,700	35,200
Net change in cash from financing activities	104,400	55,316
Net change in cash and cash equivalents	36,300	16,929
Cash and cash equivalents at beginning of period	71,675	54,746
Cash and cash equivalents at end of period	$ 128,914	$ 71,675

CADI, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
AS OF December 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

CADI, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated as NeoCaddie, Inc. in Delaware on June 27, 2016. The Company develops a sales kiosk for golfers to buy new golfing equipment directly on the golf course. In 2020, the Company legally renamed from NeoCaddie, Inc. to Cadi, Inc.

Since Inception, the Company has relied on securing loans, capital contributions and product sales to fund its operations. As of December 31, 2020, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $128,914 and $71,675 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company's primary fixed asset is its CadiKiosk. The Company capitalizes construction, installation and research costs and then depreciates the asset after it is placed in service.

As of December 31, 2020 and 2019, the Company had $141,895 and $157,321 in net fixed assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory
The Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its products. The Company records the revenue when the products have been purchased from the Company's kiosk or from its online sales channels.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has a truck loan balance of $17,016 as of the end of 2020. The truck loan bears an interest rate of 3.44 percent per annum.

NOTE 5 – INCOME TAX PROVISION

The Company has filed (or will file) its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2020 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – EQUITY

As of December 31, 2020 and 2019, the Company had 19,290,000 and 19,290,000 shares of Class A Voting Common Stock issued and outstanding (including restricted stock) all of which are beneficially owned by the Company's founders and management. The Class A Voting Common Stock shares are entitled to one vote each. The Company has also authorized Class B Nonvoting Common Stock for future investors that do not have voting rights.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has borrowed $20,000 from a founder that accrues interest at a rate of 3 percent per annum.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. The Crowdfunded Offering will trigger the conversion of the convertible notes into 3,864,074 of Class B Nonvoting Common Stock.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through April 21, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Cadi, Inc.

Combining autonomous retail and ecommerce to revolutionize golf



cadi
Goodbye Golf shop. Hello Cadi.
INVEST IN GOLF.

Website | Nashville, TN | SPORTS

Cadi is on a mission to change the way people shop for golf products. We are a retail automation company, building technology that connects golfers with products they love, and the fast, curated experience they deserve.

$364,110 raised

$1,481,491 previously crowdfunded

342 Investors	$42M Valuation
$1.40 Price per Share	$249.20 Min. Investment
Common Shares Offered	Equity Offering Type
$3.52M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 31 | Comments | Follow

Reasons to Invest

- Our retail technology platform has proven market fit and will lead the transition to autonomous retail in the $126B sporting goods market.
- Community focused marketplace offering a one-of-a-kind product fitting by data. Cadi's community have access to try before you buy on all products and the largest cash back rewards membership model in golf.
- With approximately $1.5M+ in pilot testing sales, Cadi has signed letters of intent from 63 golf courses unlocking significant revenue and access to over 250,000 golfers.
- Cadi's management teams are leading experts in autonomous retail leading to strong partnerships with the biggest brands in golf.
- Cadi's autonomous technology combines patent-pending proprietary technology in kiosks, warehousing, and data club fitting that leads to a one-of-a-kind retail experience for users.
- Cadi has already raised approximately $1.5M from over 1650 investors. Cadi has investments from people from all 50 states.

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Privacy - Terms

OVERVIEW

Rewards

Get rewarded for investing more into Cadi, Inc.:

$249+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment

Perk 1: Join the team

Receive a $25 Gift card to Cadi's Merch Store. Welcome to Cadi.

$1,000+
Investment

Perk 2: Cadi Champions Member

$50 gift card in Cadi's merch plus a one-year subscription to Cadi Premium membership (valued at an estimated $240).

$6,000+
Investment

Perk 3: 2022 Driver

FREE 2022 Driver from any top Brand available on the Cadi marketplace. The perk will be redeemed on Cadi new Marketplace. Includes a Cadi premium membership and all perks associated with that membership level. See more in terms below.

Leading the autonomous future of golf retail

Cadi is transforming the traditional golf industry with an autonomous solution built for golfers. You can now demo clubs right on the course whenever you want. When you find the perfect club, it can be purchased instantly through our self-service kiosk and e-commerce platform. There are no salespeople and no hassles, just golfers with freedom to play the newest equipment. Our team and technology are paving the way for a new hybrid omnichannel that changes how golf products are sold and distributed for years to come.

Currently, Cadi's Application, eCommerce platform, and physical Cadi Kiosk are in development phases.

Cadi makes it extremely simple to purchase when you are ready. Whether online or in-person, Cadi leverages golf courses to create micro fulfillment centers that fulfill on-demand orders and expedite shipping for online orders. It is instant gratification like the golf industry has never had before.

**Image of Cadi Kiosk, which is not currently on the market.*


Join us today.
@cadikiosk

PROBLEM

Evolving retail changes the way people shop and leaves golfers behind

Today, the only two options to purchase products are visiting a traditional retail store or buying online. Now we are seeing the world change as the COVID-19 pandemic accelerates the shift to more online shopping than ever before. This shift significantly threatens sporting goods because many products, such as golf clubs, we believe are not best sold online.


SPORTS AUTHORITY
CLOSED
Retail has evolved & fundamentally changed the way people shop; causing a poor purchase experience for golfers.
93%
Of golfers prefer REAL on-course demos vs. traditional product testing.
64%
Of golfers are unhappy with their purchase within 14 days of buying.
47%
Of online shoppers are afraid of unauthentic products.

$12,500+
Investment
Perk 4: FULL ACCESS SD golf weekend with Cadi
5% bonus shares + FULL ACCESS Golf Weekend in San Diego with the Cadi Founders. Cadi will host you and a partner to Carlsbad, CA to Cadi's Headquarters. See more in terms below.

$25,000+
Investment
Perk 5: Golf with Paul Casey plus 20% BONUS SHARES
Invest $25,000 or more and you will be invited to join Matt and Tyler in Scottsdale, AZ for a lesson and round of golf with PGA Professional Paul Casey. See more in terms below.

$50,000+
Investment
Perk 6: EVEN MORE BONUS SHARES + 30% bonus shares
Increased Bonus Shares. Invest $50,000 or more and receive 30% bonus shares. This is not common for companies to offer this big of an incentive. See more in terms below.

Golfers need to feel and demo products they wish to buy online. Unfortunately, the majority of golf courses do not effectively sell golf products. The current retail experience only offers unrealistic indoor trials or infrequent demo days. It is no surprise that 90% of golfers prefer to demo products on a golf course or driving range before buying equipment. The result is two-thirds of customers are unhappy with their purchase within 14 days with no option for money back.

SOLUTION

An innovative, retail automation platform that merges physical kiosks and online shopping


Meet Cadi.
A new way
to buy clubs.
A marketplace
for golfers,
just like you.
Scan club head


Ideal Location
On-Course Hub
Built in customer base with
unique shopping experience
Local Fulfillment
1-hr delivery to local
neighborhoods
Access Anywhere
Order Ahead
Reserve and order online,
pick up from kiosk
Unlimited Selection
Find the perfect
products for you

**Image of Cadi Kiosk, which is not currently on the market.*

Cadi’s platform is the combination of an autonomous, patent-pending kiosk and an integrated online marketplace. We combine the best of online shopping with the benefits of traditional retail stores. Currently, Cadi's Application and eCommerce platform are in development phases. The physical Cadi Kiosk is available on the market.


cadi

Our technology leverages a golfer’s most desired location, golf courses, to create a network of kiosks. Our kiosks give golfers the freedom to demo, compare, and purchase products at their convenience. Cadi uses Big Data and Artificial Intelligence to curate product selection and create a personalized experience for each customer.



**Image of Cadi Application, which is not currently on the market.*

Cadi’s online marketplace gives golfers 24/7 access to our platform. A fully connected omnichannel means golfers can interact using any device from any location.

INNOVATION

Cadi Technology stack enables game-changing customer experiences.


CASH BACK
cadi
Epic Max
just like you.

**Image of Cadi Application, which is not currently on the market.*

Cadi's digital community is at the root of Cadi's success. Cadi's marketplace has three key features. First, every user has a custom experience using Cadi's data analytics. Cadi's database connects golfer attributes to curated product attributes. Second, Cadi offers a try before you buy program on all products. Finally, Cadi's industry-first cashback membership program incentives purchases and other essential data collecting actions. CadiCash can be used on traditional products and limited edition products, services, and one-of-a-kind experiences.

TRACTION

Growing customer base and partnerships in prime locations

To date, Cadi has sold products to over 7,500 customers. We have surpassed $1.12M in gross sales over the past 24 months. Cadi's next round of funds will be used to launch Cadi's marketplace and kiosk onto the golf course.


cadi
$1.5M+
Raised
1,600+
Investors
$1.7M
Gross sales over 24 months
3000 sq. ft.
Facility in Carlsbad, CA
7,500+
Customers
Proven Kiosk
Tech 99% reliability

We have 63 courses signed up to deploy our technology. This equates to significant potential recurring revenue and access to 250,000+ golfers annually. We secured strategic partnerships with leading golf course operators and equipment manufacturers. We are granted exclusive access to locations, customers, and inventory supply. Cadi is currently in conversations with more potential partners and venues we hope to announce soon.

MARKET

Cadi's innovative technology brings convenience from the screen to the green

We recognized that the golf industry is heavily concentrated with little innovation for the past 20 years. Top retailers are either traditional brick and mortar or exclusively e-commerce. No clear leader in the market is seamlessly integrating physical and virtual shopping. This is a large and fast-growing opportunity. Cadi has significant advantages with patent-pending technology and a first-to-market strategy.

Our target kiosk locations are high-traffic public courses in areas with low seasonality and a high density of courses. 80% of all golf courses in the U.S. are public golf facilities, the industry's "forgotten retail channel" where we aim to expand. We are also pursuing opportunities at entertainment venues, driving ranges, and new-age shopping malls. With the popularity of venues such as TopGolf, golf is seeing record rounds of play and increasing participation at all levels.


Leveraging
forgotten retail
channels and targeting golf
and beyond
Golf is
Growing e-Commerce
Concentrated
Ripe for Disruption
$126Bn
84 B
Total market size
8.5 B
In Golf equipment
66%
Golf superstore
19%
Offline
10%
Green grass
5%
Specialty store
Only 6 major retail players
Replicable in other industries

* Source, Source

BUSINESS MODEL

Golf's first membership offering cashback, product curation, and try before you buy.

We offer two primary revenue sources: membership subscriptions and product sales. Cadi will offer a subscription plan, popularized by Amazon Prime, that unlocks benefits and services only available to Cadi members. Our benefits and long-term value to golfers come from leveraging our kiosk locations and unique relationships with courses and suppliers.


Members pay subscription for upgraded services
and we take margin on products sold
E-Commerce
product margins
monthly membership fees
Kiosk
$25k cost of kiosk and installation
$200k revenue per year

Images of Cadi Kiosk, which is not currently on the market.

VISION

Cadi is focused on becoming the market leader in golf and recreational sports


Golf Courses
Entertainment Venues
Shopping Malls
Driving Ranges

**Images of Cadi Kiosk, which is not currently on the market.*

We believe Cadi is positioned to be a global leader in sporting goods and capitalize on the accelerated shift to automation in retail. Our goal is that by 2025, Cadi will have over 1,000 installed locations with full connectivity to our online marketplace. Our hope is that Cadi's membership will thrive with a strong community of over 1 million members. We believe that once Cadi has been installed on a golf course it will be difficult for any competition to replace our platform.

Powering live inventory
Empowering members with product visibility from sourcing to final sale.

Cash back on everything
Exclusive member-only products, services, and experiences.

Bridging the physical & digital worlds
Unlocking the next generation of retail technologies

Democratizing Product Data
Enabling openness & transparency for members.

Implementing Cadi technology to other industries

In the future, Cadi will expand our product offering to other comparable sporting goods industries such as tennis, baseball, hockey, skiing, and biking. Cadi's technology platform is gearing up to serve and thrive in the $126 billion recreational sports industry.

WHY INVEST

Invest in the future of golf and autonomous retail

We invite you to join us on our mission to revolutionize the golf retail landscape as we know it today. The Cadi team is prepared to take this business to the next stage, expanding our technology and positively impacting recreational sports.


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I'm not a robot
reCAPTCHA
Privacy - Terms

We hope you will ride along with us as we introduce our platform to the world and reshape the way golf products are purchased and sold forever.

In the Press

Forbes yahoo!finance the sportsdaily Kiosk Marketplace RTIH

SHOW MORE

Meet Our Team



Tyler Gottstein

Chief Executive Officer & Director

Tyler is an autonomous retail and golf industry leader. Tyler is a 4x serial founder with an MBA and M.Ed from the University of Washington.



Matt Ahrens

Chief Operating Officer

Director at Pinnacle Inc., a $200M+ oil distributor. Former VP of Sales national food retailer. M.Ed., University of Washington.

Offering Summary

Company	Cadi, Inc.
Corporate Address	2032 Convent Place, Nashville, TN 37212
Offering Minimum	$9,998.80
Offering Maximum	$3,518,508.00
Minimum Investment Amount (per investor)	$249.20

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	7,142
Maximum Number of Shares Offered	2,513,220
Price per Share	$1.40
Pre-Money Valuation	$41,992,291.60

Investment Incentives*

Early Bird

Cadi Community, Investors, and VIPs - First 15 days | 25% bonus shares

Super Early Bird - Next 21 days | 10% bonus shares

Early Bird Bonus - Next 21 days | 5% bonus shares

Volume

Tier 1 perk ($500+) - Join the team: Receive a $25 Gift card to Cadi's Merch Store. Welcome to Cadi.

Tier 2 perk ($1,000+) - Cadi Champions Member: $50 gift card in Cadi's merch plus a one-year subscription to Cadi Premium membership (valued at an estimated $240).

Tier 3 perk ($6,000+) - FREE 2022 Driver from any top Brand available on the Cadi marketplace. The perk will be redeemed on Cadi new Marketplace. Includes a Cadi premium membership and all perks associated with that membership level. Driver credit will be applied at the close of the current campaign for the Cadi Marketplace.

Tier 4 perk ($12,500+) - 5% bonus shares + FULL ACCESS Golf Weekend in San Diego with the Cadi Founders. Cadi will host you and a partner to Carlsbad, CA to Cadi's Headquarters. Meet the Cadi team, firsthand experience Cadi's prototype kiosk, warehousing technology, and other projects the team is working on. Stay in San Diego and play the best championship courses in San Diego. Enjoy quality time with the Cadi team and other members of the Cadi community. PERK includes a one-night stay near Cadi headquarters and a $250 Southwest gift Card towards airfare.

Perk 5: Golf with PGA Golfer Paul Casey plus 20% BONUS SHARES. Invest $25,000 or more and you will be invited to join Matt and Tyler in Scottsdale, AZ for a lesson and round of golf with PGA Professional Paul Casey. Included in the cost is $500 airfare credit, a one-night hotel stay, and round of golf. This event is scheduled to occur before 12/31/22. You will have the option to choose between perk 4 and perk 5 if you choose. This also includes everything listed in PERK 2.

Perk 6 -- EVEN MORE BONUS SHARES. Increased Bonus Shares. Invest $50,000 or more and receive 30% bonus shares. This is not common for companies to offer this big of an incentive. Additionally, you will be invited to choose between Cadi PERK 3 or PERK 4. This also includes everything listed in PERK 2.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Cadi, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.40 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $140. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Progress update: Cadi's warehousing upgrades in final stages!

4 days ago


cadi

Cadi’s warehouse installation projects are now in the final stages. We’ve been delayed at different times going back to Q4 2021 due to events outside our control (ie. a global pandemic and supply chain nightmares!). Our team has continued pressing on and we’re closing in. Final hardware components are still on backorder but expected to arrive in the next few weeks. This means our upgraded systems will be in place and running through many tests before our marketplace goes live. I’m being a little vague here to protect the IP that goes into this. We'll continue sharing updates on these projects.

What will truly separate Cadi from other golf retailers is our logistics and distribution model. We’ve been working hard to complete these warehouse projects and it’s approaching the final testing stage. When I say hardware I mean the physical requirements that enable full item tracking on an individual sku level. This is a challenge given the uniqueness and complexities of golf clubs. Why is this important? When you think about a typical retailer, a high cost or opportunity cost (aside from overhead and labor, which Cadi is also minimizing) is product loss. Not knowing where product is within the supply chain. *When the average retailer sees inventory accuracy in the 60-70% range as normal, Cadi is setting a new standard to 98-100%*. Low accuracy is accepted because traditional legacy systems make this extremely difficult and expensive to overhaul their logistics infrastructure. *Cadi is starting at the foundational level. Our warehouses will be built with advanced systems that enable 100% product visibility and item tracking.* A better experience for customers where Cadi reduces stockouts, back orders, missing items, etc. A benefit to Cadi because this limits lost sales due to any of these reasons while creating a highly efficient supply chain.

Equally if not more important, this level of tracking delivers an efficient return process and a TBYB experience. Cadi can quickly move products in and out of our supply chain and be connected to each product on the backend. Cadi customers will benefit from our backend systems as we scale up to Amazon-like distribution and micro fulfillment.

This is a game-changing position we're in as other retailers figure out how to adapt to the digital retail transformation.

More updates here in the coming weeks. Stay tuned.

For anyone that has not invested, invest and join us! Golf continues to show growth and there is momentum throughout the industry and at Cadi. In a short time, Cadi will accomplish multiple goals that paves the way to future growth.

Go Cadi!

Matt Ahrens

Co-founder

How is Cadi the future of golf retail? Cadi is using DATA to redefine the golf purchase exchange.

5 days ago


cadi
Don't test. Play.
DISTANCE
298.6
YARDS
ACCURACY
64.22%
114
MPH
SPIN 2,154 RPM
14°
SMASH FACTOR
1.50
SPEED 165 MPH

One of the most frustrating parts of the current golf purchase experience is the lack of data accessible to the golfer. The golf industry has seen technology advancements with launch monitors like Trackman or Foresight that collect valuable swing data. The problem is that only an expert can understand and distill the data. This process is done intentionally because of the B2B sales model of this type of technology. There is an opportunity to unlock the data and present it to every golfer. This data can be used for golfers to self-fit for the right product and as an essential tool to improve every golfer's game. Imagine a scenario where every swing, good or bad, can be understood with simple data metrics. This innovation can change the game of golf.

At Cadi, we strive to build a product where golfers do not want to play golf without Cadi. An experience where golfers do not want to buy golf products without the data exclusive at Cadi. There are no other golf companies that are leveraging data like Cadi.

Do not miss the opportunity to invest in the company striving to revolutionize golf. Thank you to everyone that sees the value in Cadi and investing in Cadi.

Go Cadi!

Tyler Gottstein

CEO & Co-founder

Three Reasons to Invest in Cadi today! From Cadi CEO, Tyler Gottstein.

7 days ago


cadi
The Perfect Match
Copy link
cadi
Watch on YouTube

Hi everyone,

Cadi is forging our own path. The famous VC investor, Peter Thiel, has a well-known quote that reads, "Competition is for losers." He is looking to invest in companies striving for unique business models that do not have many competitors. At Cadi, our technology stack is unique and only faces competition from traditional retail channels. Cadi will have a large competitive advantage with our retail marketplace and distribution model if the digital transformation trends continue.

Golf and Retail Domain Experts.

Cadi has a management team that understands the industry, unlike anyone else. In addition, Cadi has deep relationships with all constituents in the golf industry, such as the Golf Courses, Golf Manufacturers, and Golfers. As a result, we know what the golf industry needs and how to implement the right technology to disrupt the current status quo.

TRACTION.

Cadi has an investor community of 1400 people. We have raised over 1.2 million dollars. We have done over $1 million in sales. Cadi has a plan in place to quickly grow our market valuation by 5x in the next 12 months. Now is the perfect time to invest in Cadi. If you consider investing in a golf company, we would love to share our journey as we make waves in the retail world.

Invest today,

Tyler Gottstein

CEO and Co-founder

Investor Testimonial: Mike Invested into Cadi! Here is why you need to also take the plunge

10 days ago


cadi
Introducing the Future of Golf Retail

I thought it would be great to showcase one of our $25k investors. We asked Mike M. a series of questions on what enticed him to invest in Cadi and why he believes Cadi is a great investment. Mike is a retired M&A executive that chose Cadi as one of his few start-up investments.

Q: What do you see in the Cadi team that makes you feel they will make the business succeed?

A: Tyler is the type of person that I have confidence in to make Cadi successful. I've been invested for two years, and despite a few setbacks, he has really delivered by finding alternate paths to success. That is always key in startups. Tyler sees the end zone and will get us there. I am very pleased with what the team has accomplished, and with this round of fundraising, I look forward to seeing them scale the Cadi kiosk presence.

Q: Do you feel personally connected to the Cadi brand? If so, why?

A: Oh, Yes, absolutely. There's really no other way where I could say, "Hey, you know, I've seen that new driver on TV. I want to try it," There's no other way. Absolutely none.

Q: Are you a golfer? If so, why do you think Cadi will transform the industry?

A: When I rented one club I liked it so much, I bought the whole set, and that was three clubs. So I've been using those for two years now, and I'm delighted with them. I probably would not have tried it, but I really only tried one brand, and I happened to like it the first time. I haven't been in the market for golf clubs since I bought those.

As always, we appreciate the support. Feel free to contact us with any questions. Thank you.

Tyler Gottstein

Legal: This testimonial may not be representative of the experience of other customers and is no guarantee of future performance or success.

Everything you need to know! Here are the most frequently asked questions we get from investors.

12 days ago


cadi
Don't test. Play.
FREQUENTLY ASKED QUESTIONS

Cadi's Most Frequently Asked Questions from Investors

Cadi has received many questions about our StartEngine raise and our efforts to become the leader of sporting goods retail. Named The World's First Autonomous Golf Retailer by Yahoo! Finance, and most recently mentioned in Forbes, Cadi's is already propelling towards our goal of raising the maximum to continue our mission.

Here we aim to answer several frequently asked questions to provide clarity regarding customer and investor inquiries to provide deeper insight into Cadi's capital raise.

Cadi Questions

Why would a golf course want to have a Cadi Kiosk onsite?

Golf courses are always seeking opportunities to make additional revenue and offer a better experience for golfers. Dating back to the early 2000s, public golf courses have gotten out of selling golf equipment because they could not compete with the emergence of big-box retailers followed by the internet.

It's a pain to hold inventory and train new people to sell with limited resources. They are overwhelmed by their main business of selling rounds and golf balls. They don't hold all club selections, and golf companies are unwilling to offer price discounts based on the number of products they sell.

What Cadi does is utilize the power of multiple golf courses to get better pricing. The service we offer is an add-on to the golf course. We can bring more golfers to the facility and use our technology to promote other experiences on the golf course, like teachings or fittings. We bring expertise in logistics and can offer all of the selection needed to sell. It's a perfect partnership between what the golf course offers and what Cadi can sell.

What clubs/products do you offer, and what is the selection?

Cadi is a marketplace that offers an almost unlimited selection and spec of golf clubs. A user can access our marketplace 24/7 from their mobile phone or computer.

Anything that is not currently in the kiosk can be delivered to the kiosk or sent to the user's address. Our kiosk is built modularly and can be expanded to as many clubs as we need. Our initial kiosk focuses primarily on drivers and putters.

How does the kiosk work?

The way the kiosk works is the user has two options. They can shop our mobile marketplace and with our kiosk. Users who do not shop on the mobile app visit one of our golf courses with a kiosk, walk up to it and engage the touch screen. Their users will see a catalog of available items. They can search for club types they want to try, and the kiosk will simultaneously use artificial intelligence to give different options to try based on their game and specs. The user chooses the time duration – It will start at six hours and goes to two days. During that time, you can try and exchange the club for no cost. Of course, you could try every single club in the kiosk if you wanted.

How do you prevent theft?

The technology behind Cadi is patent pending. The IP is based on the way our products are tracked. The technology of Cadi is actually sensors on the club. When users search the catalog and find a club they want to demo, you either sign in or create an account and swipe your credit card. The kiosk then gives you the club or clubs you choose, and you are free to take them for as long as you like. If you love the club, you can keep it, and you'll be charged for not returning it. If you want to return it, you bring it back to the kiosk, but the club next to the screen and scan the tag. The welcome screen will prompt you to put the club back into the locker, recognize the club has been returned, and track the demo fee through your account.

Is your autonomous technology going to take away jobs?

No. The golf courses are already limited in resources, and people working the golf courses do not sell much product. We are actually creating jobs because a number of people are needed to manage each kiosk territory. We think we are increasing traffic onto the golf course, which will add more lessons, fittings, and potentially could increase the hirings needed on a golf course. Cadi will add jobs, not take away any jobs.

Where are you installing kiosks, and what is your growth plan?

Cadi launched the first version one kiosks for market testing in 2019 in Orlando, Florida, at one of our partner courses, then in the summer moved to Southern California. We plan to relaunch in 2021 based on the markets we think have the highest potential, then plan on installing enough kiosks to compete in that chosen market. Another way Cadi will scale is by working with course management companies, which manage up to 600 different courses at a given time. Cadi has partnered with several golf management companies and has 63+ letters of intent. Cadi plans to explore entertainment markets like Topgolf as well.

What brands do you offer?

Cadi works with the latest and greatest products from the top brands such as TaylorMade, Titleist, Cobra, Callaway, Scotty Cameron, Odyssey, and more.

Are there left-handed options in the kiosks? Do you offer Extra Stiff Shafts? Do you offer women's clubs?

First, our Co-Founder Matt Ahrens is left-handed, so we always look after the lefties. One of our missions is to make the game of golf more inclusive, and because of our autonomous retail, we can include every golf segment and offer selection for them. On our marketplace and in our kiosks, we always make sure to offer the extra stiff shafts and other limited specs as well as women's clubs;

When golfers try your clubs, do they buy from the kiosk?

The goal of the kiosk and Cadi, in general, is to become the largest retailer of golf and sporting goods. We want people to buy products from our kiosk and online marketplace. During testing, 33% of users purchased the club they tried on the course. The power of being able to try on the golf course allows you to see actual results of every swing, so there's a large percentage of instant gratification purchases!

You have two options when you use the kiosk. You can either purchase the club that you tried at a discounted price through our dynamic pricing system, or you can purchase a brand new one at full price.

What makes you different from other retailers? Are you offering more competitive prices than other retailers?

Cadi is one of the only brands that really allows you to try before you buy on the golf course. We offer a large selection with all specs. We use technology to make sure you're getting the right club based on your skill level and specs. We offer expedited shipping to your address and offer the added convenience of location on your local course. Our demoed clubs are offered at competitive prices, resulting in a better customer experience all around.

Campaign Questions

What is equity crowdfunding? What is regulation CF?

Equity crowdfunding allows startups and private companies to raise capital from the crowd through the sale of securities like equity, debt, revenue share, and more.

Anyone, regardless of wealth, can invest in private businesses, not just the ones trading on stock exchanges, and they can do so online.

Regulation crowdfunding allows companies to raise up to **$5m** each year, every year.

What is my expected Return on Investment?

Our goal is to pay dividends in the future; however, they will be based on the company's future profits and success. In the immediate future, all company profits will be used to fuel the company's growth objectives.

What's the investment, and how am I involved in the process?

An early-growth company or startup raises capital on platforms like StartEngine. You invest in the business because you see a future where that business is profitable and successful.

Investing in startups means you're getting in early before the company IPOs. Then, if the business does well and grows, you can make money on your investment in the future.

When you invest in companies on StartEngine, you become a partial owner of the business.

We appreciate all feedback from investors and customers alike and encourage you to ask any questions you may have! In addition, we invite you to visit our website, our StartEngine page, or our Instagram, Facebook, or LinkedIn accounts to stay up to date on all Cadi progress.

Mobile digital retail experiences WILL dominate in-store experiences. Here are my thoughts....

14 days ago



Almost daily, I am repeating Cadi's vision; Cadi is the future of retail, connecting the digital world to the real world in golf and sporting goods. Of course, the understanding of this statement is different for each person based on their experience and knowledge of technology. Although statements like this are used far too often across all industries, Cadi's definition of the future of retail is fluid and constantly changing as we undercover more learnings.

Cadi believes that all retail will eventually transition to digital, and most interaction will happen through your mobile phone or a personal device. The digital experience is developing quickly, and the potential of the depth of the experience for the user is endless. ***Ultimately, Cadi believes the digital retail experience can be exponentially better than the current brick and mortar experience.*** Cadi's digital experience can leverage DATA removing all bias, limitation, and human nature. To fully understand the potential of digital, we need to understand the limitation of the current purchase experience.

Currently, the golf purchase experience is limited. Getting fit for golf clubs or visiting golf stores are limited to the professional's knowledge, capacity to understand your situation and goals, and their ability to overcome personal and professional biases (almost impossible). The user is navigating heavy product marketing and must have access to quality golf shops and fitters to get the best current experience. The current retail environment is regionally fragmented, creating a unique shopping experience based on where you live in the country. Finally, the user must have spare time and expendable income to take advantage of the retail environment. Combining all these factors points to an enhanced E-COMMERCE and DIGITAL EXPERIENCE.

Cadi is focused on building a platform that focuses on cultivating more profound digital experiences and creating technology that powers the growth of eCommerce. Digital retail has no rules, and whatever we believe is the perfect retail environment can be developed. The users can be authentic in their identity, and we can create profiles that are unbiased and based on data. The collection of macro data and cross-platform integration can add layers of depth to the experience only achievable in a digital experience. The future of retail is digital retail. Cadi kiosk is the simple connection between mobile shopping and on-course Try Before you Buy. This is why Cadi will SUCCEED.

Cadi is changing the game. If you are considering investing, we would love to have you a part of the community. Now is a great time. If you have any questions, do not hesitate to ask.

Go Cadi!

Tyler Gottstein

Here is why head pros and golf courses LOVE Cadi Kiosk...

18 days ago


Meet Cadi.
A new way to buy clubs.
Demo on the course. Find your new favorite club.
cadi
Join us today. @cadikiosk
Scan club head

One of Cadi's most frequently asked questions is: Why would golf courses want Cadi?

The answer is simple. We bring value to the golf course and the customer base. Cadi targets high-traffic public golf courses, driving ranges, and entertainment golf venues. Most of these facilities do not sell golf equipment or are highly underperforming retail businesses. Golf course managers are often asked to perform management tasks over revenue-producing tasks. The pro shop was left behind.

Cadi technology will rejuvenate the golf course retail for these FIVE reasons.

1. Cadi handles all aspects of the kiosk from inventory, maintenance, service, and marketing. Cadi's purpose and mission are to CREATE A GAME-CHANGING EXPERIENCE FOR THE GOLFERS at their facility. There is no distraction or alternative goal. It cannot be overlooked.
2. The kiosk will support the entire golf community surrounding the facility. Cadi kiosk transforms the golf course into a distribution center for golf equipment. As the user shops on Cadi's online marketplace, a user located within 20 miles of the kiosk can choose to have their product delivered or picked up at the local kiosk. This experience removes long shipping wait times.
3. Digital retail is the future, and Cadi kiosk bridges that gap from Digital to real life. Cadi kiosk is exponentially more than a vending machine. Cadi Kiosk is intelligent, hosted in the cloud, built to collect data and optimize the user experience.
4. Cadi produces Golf Course revenue. Revenue is shared with the golf course in return for the placement of the Cadi kiosk in their facility. Just that simple, no additional work required. The golf course shares in profits from pushing usage.
5. If Cadi chooses your golf course, you will be the most high-tech golf in town. Golf is changing, and Cadi is leading the transformation.

If you invested recently, please join our private investor Facebook group here: Cadi's Investor ONLY Group.

If you are considering an investment in Cadi, now is a great time. We would love to have you a part of the team. We send updates weekly and have over 2000 happy investors. Big have exciting announcements coming soon!

Go Cadi,

Tyler Gottstein

CEO & Co-Founder

Kiosk on the MOVE! Big thing coming soon.....

20 days ago


KIOSK ON THE MOVE...
UPDATE COMING NEXT WEEK.

Any success Cadi has accomplished over the last 4+ years has not stopped us from putting in hard work. Our drive and fire to be successful have not changed. I feel more responsible for proving myself every day for all our investors and people who believe in Cadi. I love this quote from Joe Burrow.

"Focus on getting better. Don't have a workout and post about it...... Work in silence. Don't show anyone what you're doing. Let your performance show all the hard work you put in." - Joe Burrow.

This quote represents the mantra of Cadi. We are driven, work hard every day, and love it. Upcoming this week, we have an exciting milestone project scheduled. It required us to transport our kiosk from San Diego, CA, to Scottsdale, AZ. To fit into our busy schedule, we had to drive throughout the night to make it for our scheduled event. Today is my birthday, but there is nothing else I would rather be doing. These are the experiences that make all the hard work worth it. It is not the destination; it is the journey.

The reason to invest in Cadi is the executive team. We are skilled, knowledgeable, and driven to succeed in this space. If you haven't invested, now is a great time to join the community.

We will share what we are working on shortly. Have a great week.

Go Cadi,

Tyler Gottstein

Cadi Week recap part 2: ROI and takeaways

24 days ago


COVE SUITE ON 17TH HOLE AT WMPO

As Tyler said in our last update, Cadi Week and the WMPO tournament was a great experience and overall we're happy with the results. Of course, we have lots of thoughts on how to do it better. This was a good experience for me and Tyler to learn what it takes to host an event of this scale. I'm sharing some specific takeaways and ROI results here.

Our investor turnout for the WMPO was great. We got to spend time with some really good people and supporters of Cadi. Knowing groups of Cadi investors were out on the course was a cool feeling, and we enjoyed hanging out with those that were at the Cove suite. This was one highlight from the week. The Cove has rows of suites with other companies there, so we get to comingle and network with executives and professionals in other fields. It was valuable time spent making new connections and having meaningful conversations on business and life.

The Founders Club party and golf outing had a lower turnout than anticipated because of a few challenges, some we knew ahead of time and some we did not. One big thing was Superbowl weekend. Many investors told us how interested they were to come, but they had other commitments already with either family, friends, work, other travel, emergencies, or just came back from recent golf trips (wifey no likey). This we knew and know we can better communicate the schedule and get firm commitments ahead of time. We can time Cadi events that do not overlap with other events going on, or at least fit when we expect most people to be available. Back-to-back events Friday night and Saturday morning are difficult for anyone going out on Friday, having some drinks, or just enjoying their vacation in Scottsdale. There's improvements here for the next time. The venue location turned out to be further from central areas and the tournament than we thought. It made it hard to get to when Ubers were booked for people leaving the WMPO or just too expensive. We can better help people plan their trip and the logistics, plus help Cadi be more effective.

A risk we took was offering this campaign perk in the first place. "Invest and come to Cadi Week". There was some uncertainty if people would invest to attend. It was an important test for our community building so we went for it and overall it paid off. The ROI here was better than expected. We saw a 4x return on our all-in cost for Cadi Week. It showed us that people want to have these experiences, and the people that could not attend shared how badly they wanted to. This is a good sign for us, but we can always be better. With some improvements to the event activation and planning, we're confident the ROI and turnout will grow. Note this does not include future investments from attendees, investor guests, or friends/connections we made while at the WMPO.

Above all, this was a good test for Cadi's team and for me and Tyler. This type of experience is important for our vision. As Cadi events grow so will the experiences like this. Tyler and I always believe we can improve, so we'll focus on where to get better for the next events!

Stay tuned for more updates from us.

Matt Ahrens, Co-founder

Cadi week recap: A week for the AGES.

26 days ago


CADI WEEK 2022 RECAP

We are back to work after a great week in Scottsdale at the WM Phoenix Open. It was a great experience and filled with fun. Cadi had three goals; Spend time with Cadi investors, create a memorable experience for the Cadi's community, and learn the ins and outs of hosting events at the WM Phoenix Open.

Like most things, when you take chances, the learnings are often unexpected. We quickly realized how epic our suite was. It was at the Cove on the 17th, the premier business area. Every company there is successful and leveraging the event for business progress. We were able to network and meet several other executives leading to deep conversations. Listening to other executives articulate their business as well as challenge Cadi's vision is always valuable. We enjoy these conversations daily and provoke thought among Matt and me.

The WM Phoenix open represents where golf is going. It is pure excitement and happiness. Of course, it helps to have an open bar and unlimited food offered on the 17th hole. We sat in our suite and watched the pros attempt to drive the 17th green. There may or may not have been gambling on which player would score lower. We saw great shots like Rickie Fowler chip in eagle and Scottie Scheffler's birdie that propelled him to the title. It is a great golf viewing experience.

The golf experience and the Cadi party led to an excellent time for everyone that attended. It was a pleasure to meet everyone in person. We were blown away by the Cadi community's level of understanding and intelligence. Interestingly enough, people were talking about Cadi around the course. Several people reached out said they heard about Cadi from someone at the event and wanted to discuss an investment. That was unexpected.

Overall, all the goals were accomplished, and we are happy with the results. We reconnected with all attendees, and they had a great time. If you did not attend, you missed out, but we would love to host you at our next event. We have committed to the WM Phoenix Open next year and have a deeper understanding of how we can do it even bigger and better.

To non-investors, events like this demonstrate why you should be investing in Cadi. If you have any questions, we would love to connect with you. Now is the time; this is only the beginning.

We will have some big announcements coming over the next couple of weeks.

Go Cadi,

Tyler Gottstein

CEO & Co-Founder

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Jason G. 4 days ago
Hi, I'm looking forward to seeing this take off. Appreciate the opportunity!
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Jeffrey D. 20 days ago
Hi, invested 2/17/22, wondering how long until im confirmed as a invester?
0 View 1 reply

Ajith Kumar P. SE OWNER 124 INVESTMENTS 20 days ago
Hi Mr. Tyler
Surprised to see Cadi campaign is closing in 22 days, what is the reason for closing in such a short period. Any big investors or VC's ready to pitch in for the rest of the amount. look forward to your reply.
Thank you
0 View 1 reply

Sandeep D. 49 INVESTMENTS a month ago
I invested in prior round. I see the valuation has gone up by almost 4X. Glad to see the growth. Keep up the good work!

What is the current value of my shares that I bought in the last round?
0 View 1 reply

Tim C. 2 months ago
Love this idea and the concept. As someone who is looking to invest, can you give me a quick explanation on valuation? It looks like the value is 4x what is was 6 months ago during the last round. If I'm reading the sales figures correctly, you did an additional 500k in sales since then. Besides the 500k bump, are there additional PO's in hand from other golf venues? Definitely want to invest but the valuation has me a bit hesitant. Many thanks!
0 View 2 replies

Benjamin C. 2 INVESTMENTS 2 months ago
Good evening, I put in the purchase on 1/5 yet I also while having received a confirmation email have been stuck on processing since about the 8th and the money has not moved from my account yet, so I was just following up, thank you
0 View 1 reply

Bill K. 2 INVESTMENTS 2 months ago
I've read through your info and such and visited your website. I'm an avid golfer and have been for a long time. Started playing when drivers were made from trees! I've also purchased many sets of irons along with drivers, wedges, FW woods, putters, and on and on. I get professionally fitted for all my clubs. I'm not so sure about your kiosk approach to selling golf clubs. Too many variables. For me that is. Grip, shaft, weighting, loft and lie, length, bounce, etc. etc. Your method seems more suitable for so-called off-the-rack buyers. Which certainly is a large segment of the market. With little info to go on it seems like your method would allow for selecting a head, and shaft with a stock grip. It can take quite a bit of effort/time to be properly fit for golf clubs. But worth it. I can however certainly see your kiosks selling balls, gloves, chapstick, tees, swag, and a few other small items. Think, vending machine. Best wishes!
0 View 2 replies

John M. 9 INVESTMENTS 2 months ago
Tyler, I got a confirmation on the 22nd of Dec. that i placed an order for $324.80 but nothing has come out of my account. What is happening?
0 View 2 replies

Mike I. 3 INVESTMENTS 3 months ago
tyler can you verify the amount I would need to invest to offset the dilution please . I checked I invested 250 in the first round , thank you I appreciate you taking the time to personally answer everyones questions!
0 View 1 reply

Mike I. 3 INVESTMENTS 3 months ago
Hey Tyler I invested in the first round now with another round of investing coming do my original shares get diluted? if so would another minimum investment of $250 keep my valuation where it was?
thanks in advance for answering my question. Merry Christmas to all!!
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

In golf, products must be demoed and personalized. If golfers aren't doing this, they're just wasting time and money. Golf is stuck in the past and needs retail innovation. Introducing Cadi, the autonomous future of golf. Cadi is an omni channel that revolutionizes the way golfers buy and sell golf products, but it's way more than that. Cadi super charges the golf course, combining proprietary kiosk technology with an e-commerce platform. Golfers now have the freedom to demo products right on the golf course in the easiest and most convenient way. You can shop 24/7 using any device, and Cadi's artificial intelligence will recommend products to match your game. With Cadi's kiosk, you can conveniently purchase what you love and return what you don't. No questions asked. The golf industry is seeking innovation, and at Cadi, our mission is to create the best customer experience in the industry and by focusing on the golfer first, we believe these six value props will create an unbeatable experience and a new leader in golf retail. The timing is right, and Cadi has the team to take advantage of this opportunity. Golf is seeing record rounds in 2020 and spikes in participation at all levels, and with the sports equipment market of 126 billion, there's many exciting opportunities for our technology. Golf is booming. Join 6,000 caddy customers and 63 courses as we become the leaders in autonomous retail. We'd be happy to have you.

Reasons to Invest / Why Invest Section Video

Hey everybody. Tyler here, Co-Founder and CEO of Cadi. So Cadi is back. While we are away advancing our technology, the transformation of the digital world has become even more imminent. Golf is booming, seeing record high growth. Cadi's going to continue to lead this digital movement, and our technology stack is not only going to revolutionize golf, but all of digital retail. With Cadi's anticipated launch in 2022, the time is now. Join Cadi today and get involved. It's going to be a journey worth taking.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "CADI, INC.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF NOVEMBER, A.D. 2021, AT 4:38 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6080287 8100
SR# 20213899596

Authentication: 204868268
Date: 12-04-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:38 PM 11/24/2021
FILED 04:38 PM 11/24/2021
SR 20213899596 - File Number 6080287

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CADI, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Cadi, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Cadi, Inc.

2. That this Corporation was originally incorporated pursuant to the General Corporation Law on June 27, 2016. The Corporation filed an Amended and Restated Certificate of Incorporation of the Corporation (the "Amended and Restated Certificate") on October 1, 2020 and a Certificate of Amendment to the Amended and Restated Certificate on November 10, 2020.

3. The Corporation's Amended and Restated Certificate is hereby amended by restating the first paragraph of Article IV thereof to provide as follows:

The Corporation is authorized to issue two classes of stock to be designated "Class A Common Stock" and "Class B Common Stock." The total number of shares of Class A Common Stock that the Corporation is authorized to issue is 40,000,000 shares, $0.00001 par value per share. The total number of shares of Class B Common Stock that the Corporation is authorized to issue is 10,000,000 shares, $0.00001 par value per share. The rights, privileges, preferences and restrictions of the Class A Common Stock and Class B Common Stock are as follows:

4. This Certificate of Amendment has been duly adopted by the board of directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by the Chief Executive Officer of the Corporation as of November 17, 2021.

CADI, INC.

By:________________________

Tyler Gottstein,
Chief Executive Officer